October 1, 2015

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

Sonia Bednarowski

United States

Securities and Exchange Commission

Washington, D.C. 20549

Re:

Markham Woods Press Publishing Co., Inc.

Registration Statement on Form S-1

Filed August 4, 2015

File No. 333-206079

Dear Mr. Dobbie,

Below are the Company’s responses to your comment letter dated August 31, 2015:

General

1.

It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

Revised by disclosing the following:

The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act.

2.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

None other than this prospectus once effective.

3.

Based on the information provided in your filing, it appears that you may be a shell company as defined in Rule 405 under the Securities Act. We note that you have no assets other than cash and appear to have limited operations. Please provide us with an analysis supporting your conclusion that you are not a shell company.

Revised by disclosing the following:

The Company is an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, and a shell company as defined in Rule 405 under the Securities Act.

4.

Please revise the prospectus throughout to consistently describe your proposed business and the nature of your operations. For example, on page 5, you disclose that your corporation “exists solely to be the publisher of the online business magazine, ‘Opportunist Magazine’, http://opportunistmagzine.com,” on page 10, you disclose that your “primary business activities will be focused on the development of [y]our social networking website, www.JobLocationMap.com,” on page 11, you reference multiple “sites” and “affiliated products” and, on page 12, you reference “services.” We also note the descriptions in the use of proceeds section on page 18 appear to be uses that would be made by a social networking website. In addition, on page 10, you state that you have no customers and have not earned any revenues to date, but, on page F-6, you state that you earned revenues from your magazine, have entered into revenue contracts and have begun distributing the online magazine.

So revised.

5.

We note your disclosure on your prospectus cover page and throughout your prospectus that this is an “all or nothing offering” and your disclosure elsewhere in your prospectus that “[t]here is no minimum number of shares required to be sold to close the offering.” Please revise throughout for clarity and consistency, and, if the offering will not be subject to a minimum offering amount, please revise to remove all references to an all or nothing offering. If you intend to conduct an all or nothing offering, please disclose whether the funds will be held in escrow by an independent third party and clarify that the consideration paid for the shares being offered will be promptly refunded to the purchaser if all of the shares are not sold by the end of the offering period.

Revised to consistently disclose all or nothing offering.

Prospectus Cover Page

6.

Please disclose the net proceeds you will receive if you sell all of the shares of common stock you are offering. Refer to Item 501(b)(3) of Regulation S-K.

Revised by adding the following:

The Company will receive $60,000 if the Maximum Offering is satisfied.

Use of Proceeds, page 18

7.

We note your disclosure that on page 19 that you intend to ensure that you remain in good standing in Nevada as well as other references to Nevada throughout the document. Please revise your prospectus for consistency or advise, as we note that, elsewhere in your filing, you state that you are incorporated in Florida.

Revised to reflect Florida.

Description of Our Business, page 21

8.

Please revise your Description of Our Business section and throughout to discuss your business as it exists today by clarifying which aspects of your business operations are anticipatory. For example, you refer to “our readers” on page 22 when it appears that you have not completed your website and have no readers. For the aspects of your business operations that are anticipatory in nature, discuss the estimated costs and timelines in reaching your business goals and provide greater details regarding such goals

Revised to clarify status.    The Company has been providing a free magazine for several years.

Overview, page 21 The Company, Its Publication and Its Background, page 21

9.

Please disclose when you stopped publishing the print magazine.

The Company stopped publishing the print magazine in 2007.

10.

We note your disclosure regarding your “participation in affiliate programs” on page 21 and your disclosure regarding “affiliate” distribution on page 23. Please identify such programs and affiliates and describe the material terms of your agreements with such affiliates.

In regards to our statement on page 21, our participation in affiliate programs varies over time depending on the results of the program. The terms and conditions of any affiliate agreements vary from agreement to agreement. As of the date of this response to your question, we are not participating in any affiliate programs.

Management Team – Business Experience, page 23

11.

Please describe Donna Rayburn’s business experience for the past five years and disclose her term of office as a director and executive officer.

Disclosure added.

Certain Relationships and Related Transactions, page 25

12.

We note your disclosure on page F-8 regarding loans with related parties. Please revise to disclose such loans here pursuant to Item 404 of Regulation S-K or tell us why such disclosure is not necessary.

Revised.

Description of Securities, page 28

13.

You state here that you have 200,000,000 shares of common stock authorized. The Articles of Incorporation filed as Exhibit 3.1 to the registration statement indicate that you have 1,000 shares of common stock authorized. Please reconcile the inconsistency.

Amended articles attached as exhibit 3.1a

Very truly yours,

/s/ Donna Rayburn

Donna Rayburn

President

Markham Woods Press Publishing Co., Inc.